September 9, 2010

Kathryn S. McHale

United States Securities and Exchange Commission

Washington, DC 20549

Re:                             Republic Bancorp, Inc.

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Quarterly Report on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010

Filed March 11, 2010, April 23, 2010 and July 26, 2010

File No. 000-24649

Dear Ms. McHale:

The following responses are to the comments contained in your correspondence dated August 26, 2010 for the corporation and filings listed above.

Form 10-K for the fiscal year ended December 31, 2009 — Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations Discussion of Provision for Loan Losses — 2009 vs. 2008, page 62

SEC Comment #1:

We note disclosure on page five that prior to the fourth quarter of 2009, single family residential real estate loans were originated in amounts up to 90% of appraised value in all geographic areas other than Florida.  Additionally, you state that you commonly included home equity lines of credit in conjunction with the first lien origination, often increasing the loan to value relationship to 100%.  Given that home equity loans represent your third largest loan concentration as of December 31, 2009 and that net charge-offs during 2009 were in excess of both your ending allocated allowance for loan losses as of both December 31, 2008 and 2009 for this loan portfolio concentration, please tell us and revise your future filings to address the following:

•                  Provide a more robust description of your allowance methodology for your home equity loan portfolio.  Specifically disclose how you take into consideration changes in housing prices and the resulting changes in homeowners’ equity in the collateral in determining your allowance for loan losses for home equity loans.  In this regard, discuss the basis for your assumptions about changes in housing prices and explain how collateral valuations are incorporated into your model given that you evaluate these loans as a pool rather than on a loan-by-loan basis.

Management’s Response to Comment #1.

Within the “Allowance for Loan Losses and Provision for Loan Losses” section of the Management's Discussion and Analysis in future 10-K filings, we propose to revise the “Discussion of Provision for Loan Losses — Traditional Banking Segment” similar to the following:

The provision for loan losses within the Traditional Banking segment was $15.9 million for the year ended December 31, 2009, compared to $8.2 million during the same period in 2008. The increase in the Traditional Banking segment provision for loan losses was attributable to additional reserves recorded based on the increase in past due loan balances, non-performing loan balances and classified loans. Additionally, the Company increased reserves based on recognition of qualitative factors such as the current economic environment.

Home equity loans are one of the Company's largest homogenous pools of loans and are evaluated collectively in determining the allocated allowance. In determining the allocated allowance, management analyzes the average annual loss rates for the previous 5-year and 2-year periods, along with the current year loss rate, as well as comparisons to peer group corresponding loss rates. In addition, when qualitative factors, such as a general decline in home values, indicate an elevated risk of loss, management performs additional analysis on the home equity portfolio such as updating collateral values on a test basis.

Due to the steep decline in residential real estate values in Florida during 2009 and 2010, the Company expanded the analysis of its home equity portfolio in the Florida market. During the second quarter of 2010, the Company's credit administration department obtained third party updated collateral values on home equity loans of $50,000 or greater in our Florida market, representing a substantial majority of the Florida home equity portfolio. In addition to obtaining a third party updated collateral value for each loan selected, the credit scores for the borrowers and the delinquent property tax statuses were also updated. As a result of the Company's additional analysis, Republic increased its consolidated home equity allocated allowance as a percentage of home equity loans outstanding to 1.08% at June 30, 2010 compared to the annualized net charge off rate of 0.81% for the six months ended June 30, 2010. The Company will continue to perform additional analyses in the future as warranted by the economic conditions.

SEC Comment #1:

•                  We also note that you generally sell residential real estate loans with fixed terms.  Please discuss your allowance methodology for home equity loans that are retained in your loan portfolio.

Management’s Response to Comment #1.

We acknowledge our disclosure on page five of our 10-K states we sell single family residential real estate loans with fixed terms.  This statement is actually in reference to first lien 15- and 30-year fixed rate mortgage loans.  We do not sell home equity loans.  We will clarify that fact in our future filings.  We believe our revised text above appropriately discusses our allowance methodology for home equity loans in our loan portfolio.

Non-Performing Loans, page 66

SEC Comment #2.

We note your disclosure on page 67 that for commercial real estate and real estate construction loans in addition to a secured interest in the underlying collateral in many cases you obtain personal guarantees from principal borrowers.  Please tell us the following with respect to your commercial real estate and real estate construction loans:

•                  Tell us whether you have any loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees.  If so, please tell us about the types of extensions being made, and whether you consider these types of loans as collateral-dependent.

Management’s Response to Comment #2.

When considering whether a commercial real estate or a real estate construction loan is impaired, the Company evaluates all factors, including collateral value(s), the project’s operating cash flows, as well as the willingness and financial strength of the guarantor.  As of December 31, 2009, the Company performed a detailed review of its “watch” list to determine whether any loans had not been considered “impaired” due to the existence of personal guarantees.  The Company’s definition of watch list loans is loans that have exhibited some form of weakness such as lower than expected operating cash flows, possibly some recent delinquency history, declines in collateral values and/or declines in guarantors’ financial strength.  Based on our review of the “watch” credits, the Company did not identify any loans that had been extended at or near original maturity that we did not consider impaired due solely to the existence of personal guarantees.  The Company did identify one loan on our watch list for $2.4 million that had been extended at or near original maturity that we did not consider impaired due primarily to sufficient collateral (i.e. current loan-to-value of 60%) and the existence of personal guarantees.  This loan was extended for a period of twelve months at a market rate.  We consider this loan to be collateral dependent.

SEC Comment #2.

•                  To the extent you extend these loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring.

Management’s Response to Comment #2.

This loan was extended at or near maturity at a market rate.  In granting the extension on this loan, the Company did not solely rely on the willingness and financial strength of the guarantor but rather considered all factors including the collateral value and operating cash flow of the project.  We do not consider this loan to be a TDR as the loan was not delinquent and was extended at market terms.  If, however, the Company had made any concessions in loan terms (such as a below market rate) or the loan was delinquent, which would call into question the willingness of the guarantor, we believe we would have classified this loan as a TDR and as a result, impaired.

SEC Comment #2.

•                  Tell us how you evaluate the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed.

Management’s Response to Comment #2

As part of credit review policy for its entire loan portfolio, the Company reviews all commercial relationships $500,000 and greater on an annual basis.  As part of its credit analysis, the Company updates all financial information on the borrower(s) and guarantor(s) as well as analyzing the operating cash flows and the collateral value(s) of the credit(s).  In considering the financial strength of the guarantor(s), the Company annually requires, along with a signed personal financial statement and complete tax return, verification of liquidity for all guarantors with stated liquidity of $100,000 or greater.  When considering a guarantor’s willingness to perform, the Company considers to be significant the guarantor’s past performance as evidenced by the past payment history of the loan(s) and the guarantor’s verified ability to continue to support the on-going operating cash flows of the project.

SEC Comment #2

•                  Tell us how often you have pursued and successfully collected from a guarantor during the past two years.  As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee.

Management’s Response to Comment #2

In the normal course of business, our loan officers and, in certain instances, our special assets department, routinely discuss resolution strategies with guarantors on underperforming credits.  In the event a positive resolution is not reached, the Company will consider pursuing a deficiency judgment against the guarantor via litigation.  In deciding whether to pursue litigation, the Company analyzes the financial strength of the guarantor.  If the Company determines the guarantor doesn’t have the ability to provide financial support, the Bank will forego litigation and consider alternative measures such as obtaining a deed in lieu of foreclosure.

During the years ended 2008 and 2009 and for the six months ended June 30, 2010, the Company pursued deficiency judgments against guarantors via litigation for recovery of approximately $3 million in losses related to four commercial real estate and real estate construction loans.  In all cases, litigation commenced in 2009 or 2010 and as of August 31, 2010, the results, while in various stages of litigation, are still pending.  The Company is still actively pursuing these guarantors.

SEC Comment #2

•                  Quantify the dollar amount of loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Management’s Response to Comment #2

As of June 30, 2010, the Company does not have any commercial real estate or real estate construction loans in which the carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

SEC Comment #3

As a related matter, please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans.  If this policy varies by loan type please disclose that also.  Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals, in order to estimate the fair value of the collateral at the end of each reporting period.  Lastly, please discuss how you consider the potential for outdated appraisal values in your determination of the allowance for the loan losses.

Management’s Response to Comment #3

In the “Critical Accounting Policies and Estimates” section of the Management’s Discussion and Analysis in future periodic filings, our disclosure under the “Traditional Banking Segment Allowance for loan losses” would be enhanced to include:

In addition to obtaining appraisals at the time of loan origination, the Company updates appraisals for collateral dependent loans with potential impairment.  Updated appraisals for collateral-dependent commercial related loans exhibiting an increased risk of loss are obtained within one year of the last appraisal.  Collateral values for past due residential mortgage loans and home equity loans are generally updated prior to a loan becoming 90 days delinquent, but no more than 180 days past due.  When determining the allowance amount, to the extent updated collateral values cannot be obtained due to the lack of recent comparable sales or for other reasons, the loan review department discounts the valuation of the collateral primarily based on the age of the appraisal and the real estate market conditions of the location of the underlying collateral.

Item 8.  Financial Statements and Supplementary Data

Note 3.  Loans and Allowance for Loan Losses, page 101.

SEC Comment #4

We note disclosure of your troubled debt restructurings (TDRs) disclosure and related specific reserves as of December 31, 2009 and also in subsequently filed Forms 10-Q.  Please tell us and revise your future filings to include the following disclosures.

•                  Separately present TDRs differentiated by loan type and classified as accrual or non-accrual;

Management’s Response to Comment #4

In “Note 3” of the Financial Statements in future periodic filings, we propose to add a disclosure similar to the following:

Detail of TDRs as of June 30, 2010 follows:

		TDRs on	TDRs on
	Total	Non-Accrual	Accrual
June 30, 2010 (in thousands)	TDRs	Status	Status

Residential real estate	$9,629	$268	$9,361
Commercial real estate	17,820	7,335	10,485
Real estate construction	5,210	4,192	1,018
Commercial	4,246	—	4,246

Total TDRs	$36,905	$11,795	$25,110

SEC Comment #4

•                  Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

Management’s Response to Comment #4

In “Note 3” of the Financial Statements in future periodic filings, we propose to add a disclosure similar to the following:

Non-accrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and held current for six consecutive months and future payments are reasonably assured.

SEC Comment #4

•                  We note that these TDRs have specific reserves.  Please discuss how restructured loans impact the timing of the recording of the allowance for the loan losses.  For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology; and

Management’s Response to Comment #4

In “Note 3” of the Financial Statements in future periodic filings, we propose to add a disclosure similar to the following:

The Company had allocated $3.1 million of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2009.  Specific reserves are generally assessed prior to loans being modified as a TDR as most of these loans migrate from our watch list and have been specifically reserved for as part of the Company’s normal reserving methodology.

SEC Comment #4

•                  Quantify the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions.

Management’s Response to Comment #4

In “Note 3” of the Financial Statements in future periodic filings, we propose to add a disclosure similar to the following:

A TDR is the situation where the Bank grants a concession to the borrower that the Bank would not otherwise have considered due to a borrower’s financial difficulties. All TDRs are considered “Impaired”.  The substantial majority of the Company’s residential real estate TDRs involves reducing the client’s loan payment through a rate reduction or interest only payments for a set period of time based on the borrower’s ability to service the modified loan payment.  The majority of the Company’s commercial related and construction TDRs involve a restructuring of loan terms such as a temporary forbearance or reduction in the payment amount to require only interest and escrow (if required) and/or extending the maturity date of the loan.

A summary of the types of TDR loan modifications outstanding as of June 30, 2010 are as follows:

		Performing	Not Perfoming
	Total	to Modified	to Modified
June 30, 2010 (in thousands)	TDRs	Terms	Terms

Residential real estate loans:
Rate reduction	$6,317	$5,727	$590
Interest only payments for 12 months	1,237	1,237	—
Other	2,075	2,075	—
	9,629	9,039	590

Commerical related and construction loans:
Interest only payments for 6 - 12 months	11,290	4,563	6,727
Interest only payments for 36 months	4,246	4,246	—
Rate reduction	2,498	2,498	—
Forbearance for 4 - 12 months	5,845	640	5,205
Extension and rate modification	3,397	3,397	—
	27,276	15,344	11,932
Total TDRs	$36,905	$24,383	$12,522

As of June 30, 2010, 94% of our residential real estate TDRs are performing according to their modified terms, whereas 66% of our commercial related and construction TDRs are performing according to their modified terms.  The approximately $12 million in commercial and construction TDRs that are not performing according to the modified terms primarily consist of four non-accrual relationships totaling approximately $9 million.

Item 11.  Executive Compensation

SEC Comment #5

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Management’s Response to Comment #5

The Compensation Committee of the Board of Directors (the “Committee”) reviewed the compensation policies and practices of the Company at its meeting on January 13, 2010.  All members of the Committee were in attendance.  At the meeting, the Committee specifically considered whether the Company’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company, and whether or not a disclosure is necessary under Item 402(s) of Regulation S-K.  Following the review, examination and discussion of the Company’s compensation policies and practices, the Committee determined that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Based on a review of the Company’s compensation plans for its employees, the Committee determined that the Company’s compensation policies do not promote the risks targeted under the rule.  In concluding that the Company’s compensation policies provide sufficient restraint against excessive risk taking to meet compensation goals, the Committee considered the Company’s conservative loan underwriting criteria and that employee production goals contain a loss mitigation component.

According to Commission Release No. 33-9089 (the “Adopting Release”) at page 12, “the final rule requires a company to address its compensation policies and practices for all employees, including non-executive officers, if the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company.”

Similarly, the Commission states in footnote 38 of the Adopting Release that Item 402(s) of Regulation S-K disclosure is only required “to the extent that” risk considerations are a material aspect of the company’s compensation policies or decisions and at page 13 that “. . . disclosure is only required if the compensation policies and practices are reasonably likely to have a material ‘adverse’ effect on the company.”

Later in the Adopting Release at page 15, the Commission reiterated that “. . . disclosure under the amendments is only required if the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company.” The Adopting Release is consistent with the text of Item 402(s), which states that disclosure is required “to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.”

Based on the explanatory language provided by the Commission in the Adopting Release and the plain language of Item 402(s), it appears that a registrant is only required to provide disclosure under Item 402(s) if its compensation policies and practices are reasonably likely to have a material adverse effect on the Company. Accordingly, in light the Committee’s determination that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, consistent with the requirements of Item 402(s) and the Adopting Release, disclosure was not included in the Company’s 2010 Proxy Statement filed with the Commission, as incorporated by reference into the Form 10-K.

Requested Acknowledgment

Republic Bancorp, Inc. acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (502) 560-8628 if you have any questions.

Sincerely,

/s/ Kevin Sipes

Kevin Sipes
Chief Financial Officer

Copy to:	John Spitz
Amit Pande
Eric Envall